

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 15, 2009

Mr. Jing Xing
Chief Executive Officer and
Co-Chairman of the Board
Asia Premium Television Group, Inc.
Room 602
2 North Tuanjiehu Street, Chaoyang District
Beijing, 100026, People's Republic of China

> **Re:** **Asia Premium Television Group, Inc.**
> **Form 10-K for the year ended September 30, 2008**
> **Filed: April 17, 2009**
> **File No. 33-33263**

Dear Mr. Xing:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director